Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934, as amended

 Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

Factorial and Cartesian III Registration Statement Declared Effective by SEC in Connection with Proposed Business Combination.

Factorial Inc. (“Factorial,” the “Company,” “we” or “our”), a leader in solid-state battery technology, and Cartesian Growth Corporation III (“Cartesian III”) (NASDAQ: CGCT) previously announced that their joint registration statement on Form S-4, filed with the SEC in connection with the previously announced business combination between Factorial and Cartesian III (“Business Combination”), was declared effective by the SEC on May 6, 2026.

With the registration statement now effective and Cartesian III’s extraordinary general meeting of shareholders in connection with the Business Combination is scheduled for 10 a.m., Eastern time on May 27, 2026, Factorial looks ahead to its next chapter as a public company, backed by a world-class leadership team and a portfolio of strategic partnerships that reflect the depth and credibility of its technology platform.

We believe that our world-class leadership team and partnerships with global industry leaders, including OEMs and established suppliers, will support and accelerate our path to commercialization by allowing us to understand and meet the engineering requirements of potential customers.

1.	World-Class Leadership:
a.	Dieter Zetsche
i.	In April 2026, Factorial named Dr. Dieter Zetsche to Board of Directors, bringing world-class leadership to its commercial scale and public market journey. Upon the closing of the Business Combination, Dr. Dieter Zetsche will be appointed to the Board of Directors of the combined company (the “Board”). Having served as an early investor and trusted advisor to the company since 2021, Dr. Zetsche's transition to the Board marks a natural and significant step in the company's progression toward public company readiness. It further reinforces Factorial's focus on strong governance and operational discipline as it continues to scale. Dr. Dieter Zetsche served as Chairman of the Board of Management of Daimler AG from 2006 to 2019, leading Mercedes-Benz through a period of substantial global growth and strategic transformation.
2.	Key partnerships:
a.	PowerCo, the battery subsidiary of the Volkswagen Group
o	In February 2026, Factorial entered into a Joint Development Agreement (“JDA”) with PowerCo SE, the battery subsidiary of the Volkswagen Group (“PowerCo”).PowerCo is currently developing a global production network, with announced gigafactory sites in Salzgitter, Germany, Valencia, Spain, and St. Thomas, Canada. Our collaboration focuses on the development and validation of our solid-state technology, leveraging PowerCo’s expertise in cell industrialization and large-scale manufacturing. This partnership is focusing on validating Factorial’s cell technology for industrialization. Pursuant to our JDA with PowerCo, the parties agreed to collaborate on the development and validation of Factorial’s solid-state battery technology in accordance with specified technical targets, milestones and deliverables.

•	Karma Automotive, a California-based ultra-luxury manufacturer
o	In February 2026, we launched the first U.S. solid-state battery production program for passenger vehicles with Karma Automotive, a California-based ultra-luxury manufacturer. The program focuses on integrating FEST® technology into Karma’s next-generation vehicle architecture, beginning with the 1,000+ horsepower Kaveya super-coupe. This collaboration aims to validate our technology in a high-performance production environment.
•	IQT, the not-for-profit strategic investor for the U.S. national security community and America’s allies
o	In January 2026, IQT, the not-for-profit strategic investor for the U.S. national security community and America’s allies, joined Philenergy and POSCO Future M, as key battery supply chain partners. Together, they reinforce Factorial’s development of a resilient battery ecosystem aligned with trusted allies and secure supply chains.
•	POSCO Future M, a leading battery materials supplier from Korea
o	In January 2026, we announced the investment by POSCO Future M, a leading battery materials supplier for the development of all-solid-state battery technology, and in December 2025, the signing of an Memorandum of Understanding (“MoU”) to strengthen our product leadership and enhance supply chain security. Under the MoU, our two companies will jointly develop materials for all-solid-state batteries intended for use in on-road vehicles, robotics, energy storage systems and other applications. POSCO Future M is one of the only companies in Korea that produces both cathode and anode materials, the core components of batteries, and currently supplies them to global customers. POSCO Future M has established a robust supply chain for key raw materials such as lithium, nickel and graphite. By leveraging the POSCO’s Group’s integrated R&D capabilities, POSCO Future M develops customer-tailored mass production technologies to meet evolving market demands.
•	Philenergy, Korea’s leading battery equipment and infrastructure provider
o	In January 2026, we received an investment from Philenergy. To strengthen our product leadership and enhance supply chain security, in September 2025, we entered into an MoU with Philenergy intended to accelerate the scale up of Factorial’s solid-state battery platform. Pursuant to the MoU, the companies are exploring integrating Philenergy’s world-class production infrastructure and proven supply chain with Factorial’s proprietary battery architecture. Philenergy’s advanced manufacturing capabilities, including automated laser notching, precision stacking systems, next-generation winding technology and intelligent assembly infrastructure, represent the forefront of advanced battery production engineering. Philenergy’s modular factory architecture delivers enhanced capital efficiency, deployment speed, and operational flexibility than traditional fixed-line approaches. For Factorial, this could mean reaching volume manufacturing faster while maintaining the rigorous process control demanded by solid-state technology.

•	Mercedes, leading Global Automotive OEM
o	In September 2025, building on our collaboration agreement in 2024, we delivered the world’s first announced B-samples of 100+ Ah solid-state lithium metal battery cells to an OEM. In 2025, a lightly modified Mercedes-Benz EQS powered by these cells achieved a record-setting 1,205 km (748 miles) drive on a single charge on public highways from Stuttgart to Malmö. Upon arrival in Malmö, the car retained 137 km (85 miles) of available range. Pursuant to our collaboration agreement with Mercedes-Benz, dated November 21, 2021 and amended on August 1, 2025, the parties continue to collaborate on the development of solid-state battery technology under a two-track program governed by mutually agreed statements of work.
•	Stellantis, leading Global Automotive OEM
o	In August 2025, pursuant to our joint collaboration agreement with Stellantis, dated August 1, 2025, which replaced the joint collaboration agreement with Stellantis, dated November 20, 2021, the parties agreed to jointly develop battery cells and validate Factorial’s solid-state battery technology for automotive applications under defined technical targets, milestones and deliverables. Building on our joint collaboration agreement and successful verification of our 77 Ah cells, Stellantis announced in October 2024 its plan to build a demonstration fleet of Stellantis’ STLA Large platform vehicles equipped with FEST®, led by the Dodge Charger Daytona. The first vehicle in the fleet was built in 2025. In April 2025, Stellantis and Factorial announced the successful verification of FEST®, which we believe marked a significant step forward on the path to bringing next-generation on-road vehicle batteries to market.
•	Avidrone Aerospace, a developer of long-range cargo drones
o	In May 2025, Factorial marked its first formal expansion into drones with a shipment of flight-ready cells to Avidrone, a developer of long-range cargo drones. This partnership represents a key step toward the first planned real-world flight deployment of FEST®. We are currently collaborating on the integration of our cells into a demonstration aircraft.

•	SungEel HiTech, South Korea-based global leader in lithium-ion battery recycling
o	In June 2025, we announced the signing of a JDA with SungEel HiTech to advance solid-state and lithium-metal batteries battery recycling. SungEel HiTech is a South Korea-based global leader in lithium-ion battery recycling, recovering critical metals like nickel, cobalt, and lithium through advanced hydrometallurgy. Operating a closed-loop system across Asia, Europe, and North America, SungEel HiTech works closely with us to build a resilient, circular supply chain with eco-friendly materials.
•	Hyundai/Kia, leading Global Automotive OEM
o	In August 2021, we signed a JDA with Hyundai/Kia, which represented our first major OEM strategic investment and focuses on integrating our technology into mass market vehicles. Building on this relationship, we maintain active technical engagement with Hyundai/Kia. The JDA provides a framework for the supply and evaluation of our battery cells, joint research and development activities to enhance cell performance and the exploration of potential joint manufacturing opportunities, with specific projects governed by mutually agreed statements of work.

About Factorial

Factorial is a U.S. leader in solid-state batteries, delivering industry-leading performance through its proprietary FEST® and Solstice™ platforms, engineered for scalable manufacturing and developed in close collaboration with customers across drone, robotics, and automotive applications. Mercedes-Benz’ real-world road testing in a lightly modified test vehicle achieved over 1,200 km of range on a single charge, while Stellantis-lab testing verified 77 Ah cells demonstrating high energy density, fast-charging, and robust use for energy and power performance across temperature extremes. Backed by In-Q-Tel, the not-for-profit strategic investor for the U.S. national security community and America’s allies, Factorial’s commercial partnerships include global automotive leaders such as Mercedes-Benz, Stellantis, Hyundai Motor Company, and Kia Corporation. In December 2025, Factorial entered into a definitive business combination agreement with Cartesian Growth Corporation III (Nasdaq: CGCT); upon closing, the combined company is expected to list on Nasdaq under the ticker symbol "FAC."

About Cartesian III

Cartesian III is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities. Cartesian III is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian III is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012.

© 2026 Factorial Inc. All rights reserved. Factorial, the Factorial logo, FEST® and Solstice™, are trademarks or registered trademarks in the United States and other countries.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements herein generally relate to future events or the future financial or operating performance of Factorial. For example, Factorial’s expectations regarding consummation of the business combination, future financial performance, manufacturing capabilities and operations, Factorial’s business plans, and other projections concerning key performance metrics or milestones are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. While Factorial may elect to update such forward-looking statements in the future, it disclaims any obligation to do so.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed Business Combination between Cartesian III and Factorial pursuant to that certain Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian III, Fenway MS, Inc., a Delaware corporation, and Factorial, as amended. The proposed Business Combination will be submitted to shareholders of Cartesian III for their consideration. Cartesian III and Factorial have filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on May 6, 2026 and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Cartesian III’s shareholders as of May 1, 2026, the record date established for voting on the proposed Business Combination in connection with Cartesian III’s solicitations of proxies from its shareholders with respect to the proposed Business Combination and other matters described in the Form S-4, and serves as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. Before making any voting or investment decision, Cartesian III shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Cartesian III in connection with the proposed Business Combination and other matters to be described in those documents when they become available, because they will contain important information about Cartesian III, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the proxy statement/prospectus and other documents filed by Cartesian III with the SEC, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

Cartesian III, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Cartesian III’s shareholders with respect to the proposed Business Combination and the other matters set forth in the proxy statement/prospectus. Information regarding Cartesian III’s directors and executive officers, and a description of their interests in Cartesian III is contained in Cartesian III’s final prospectus for its initial public offering filed with the SEC on May 5, 2025, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus relating to the proposed Business Combination. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement filed by Cartesian III or for any other document that Cartesian III and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Cartesian III, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.